UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
                                                                                                 (Mark One)
☑  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2015
OR
☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from ___to ___
Commission file number 001-00035
A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:
GE RETIREMENT SAVINGS PLAN
B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

GE RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2015 and 2014
(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3
Financial Statements: Statements of Net Assets Available for Plan Benefits as of December 31, 2015 and 2014	4
Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2015 and 2014	5

Notes to Financial Statements	6 - 18

Supplemental Schedule: (i)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015	19 - 24

Exhibits:
23 Consent of Independent Registered Public Accounting Firm

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm
General Electric Company, as Administrator
GE Retirement Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the GE Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.
/s/KPMG LLP
Albany, New York
June 15, 2016

GE RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2015 and 2014
(in thousands)

	2015	2014
Assets:

Investments at fair value (notes 3 and 4)	$28,156,362	$26,517,822
Notes receivable from participants	435,736	434,171
Employer contribution receivable	7,549	3,432
Accrued dividends and interest	84,221	89,517
Other assets	32,669	54,343
Total assets	28,716,537	27,099,285

Liabilities:

Other liabilities	63,165	49,266
Total liabilities	63,165	49,266

Net assets available for plan benefits	$28,653,372	$27,050,019

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2015 and 2014
(in thousands)

	2015	2014
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$1,323,101	$(885,137)
Interest and dividend income:
Common stock	337,538	349,480
Registered investment companies	617,406	756,497
Other investments	13,828	9,295
	2,291,873	230,135

Interest on notes receivable from participants	18,562	18,937

Contributions:
Employee	1,131,091	1,090,534
Employer	505,011	465,519
	1,636,102	1,556,053

Total additions	3,946,537	1,805,125

Deductions from net assets attributed to:
Participant withdrawals	2,343,184	2,135,958

Net increase (decrease)	1,603,353	(330,833)

Net assets available for plan benefits at:
Beginning of year	27,050,019	27,380,852
End of year	$28,653,372	$27,050,019

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Description of the Plan
The GE Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by General Electric Company ("the Company").
The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The assets of the Plan are held in and invested through the GE Retirement Savings Trust (the "Trust").
Fidelity Investments® is the Plan's recordkeeper.  The Plan Trustees (all of whom are officers of GE Asset Management Incorporated ("GEAM"), a wholly owned subsidiary of the Company) have appointed Fidelity Management Trust Company ("FMTC") as the directed Trustee of the Trust.
GEAM is the investment adviser to six of the Plan's investment options, which include actively managed funds in equity and fixed income asset classes. BlackRock Institutional Trust Company, N.A. ("BlackRock") is the investment adviser to six of the Plan's investment options, which include passively managed funds in equity and fixed income classes (collectively referred to herein as the "Index Funds").  AllianceBernstein, L.P. ("AllianceBernstein") is the investment adviser to the Plan's suite of thirteen Target Retirement Date Funds.  Evercore Trust Company, N.A. ("Evercore") is the independent fiduciary and investment manager for the Synchrony Stock Fund.  Effective July 15, 2014, State Street Global Advisors, a division of State Street Bank and Trust Company ("SSgA") became the investment manager for the GE RSP Government Money Market Fund, replacing GEAM.  State Street Bank and Trust Company is the custodian of all Plan assets except for the GE Stock Fund, the Synchrony Stock Fund, the Index Funds and the U.S. Bond Fund (as defined below). FMTC is the custodian of the GE Stock Fund and the Synchrony Stock Fund.  Blackrock is the custodian of the Index Funds.  The Federal Reserve Bank is the custodian of the United States Savings Bonds in the U.S. Bond Fund.

The following description of the Plan is provided for general information purposes only.  The complete terms of the Plan are provided in the GE Retirement Savings Plan document (the "Plan Document").  Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.
Employee Contributions and Investment Options
Eligible employees of the Company and participating affiliates may participate in the Plan by investing up to 30% of their eligible earnings in one or more of the following investment options:
(a)
General Electric Common Stock Fund (the "GE Stock Fund") – The GE Stock Fund invests at least 98% of its assets in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Stock Fund's estimated liquidity needs.

(b)
GE RSP Income Fund (the "Income Fund") – The Income Fund managed by GEAM seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(c)
GE RSP U.S. Equity Fund (the "U.S. Equity Fund") – The U.S. Equity Fund managed by GEAM seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stocks.

(d)
GE Institutional International Equity Fund (the "International Fund") – The International Fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks.  The International Fund invests primarily in companies in both developed and emerging market countries outside the United States.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(e)
GE Institutional Small-Cap Equity Fund (the "Small-Cap Fund") – The Small-Cap Fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities of smaller companies, such as common and preferred stocks.

(f)
GE Institutional Strategic Investment Fund (the "Strategic Investment Fund") – The Strategic Investment Fund managed by GEAM seeks maximum total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(g)
Non-U.S. Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Morgan Stanley Capital International All Country World Index (MSCI ACWI) ex-U.S. Net Dividend Return Index by investing in a portfolio of international equity securities to approximate, as closely as practicable, the capitalization weighted total rates of return of the markets in certain countries for publicly traded equity securities.

(h)
U.S. Aggregate Bond Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Barclays U.S. Aggregate Bond Index by investing in a representative sample of securities that collectively has an investment profile similar to the index.

(i)
U.S. Large-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P 500 Index by investing in large companies within the United States.

(j)
U.S. Mid-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P Mid-Cap 400 Index by investing in medium-sized companies within the United States.

(k)
U.S. Small-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Russell 2000 Index by investing in smaller companies within the United States.

(l)
U.S. Treasury Inflation-Protected Securities Index Fund (the "U.S. TIPS Index Fund") – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Barclays U.S. Treasury Inflation-Protected Securities Index by investing in substantially all of the securities that make up the index.

(m)
GE RSP Short-Term Interest Fund (the "ST Interest Fund") – The ST Interest Fund managed by GEAM seeks to preserve principal and achieve a market-related interest rate of return by investing primarily in a variety of investment-grade debt securities, such as U.S. government securities, asset-backed securities, corporate bonds and money market instruments.

(n)
GE RSP Government Money Market Fund (the "Money Market Fund"), formerly GE RSP Money Market Fund – The Money Market Fund managed by SSgA seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing at least 99.5% of its net assets in short-term U.S. government securities, cash and/or repurchase agreements that are collateralized by cash or U.S. government securities.

(o)
United States Savings Bonds (the "U.S. Bond Fund") – The Savings Bonds available under this option are Series "EE" Savings Bonds issued by the U.S. Treasury.  The Savings Bonds mature 30 years after their issue date and earn interest based on market yields for Treasury securities.  Each May 1 and November 1, the U.S. Government sets the rates for the Savings Bonds that apply for the next six months.  Principal and accrued interest are credited when the Savings Bond is redeemed or on its maturity date.  Until a Plan participant has accumulated sufficient funds to purchase a Savings Bond, the amounts in the participant's account are invested in money market instruments and other short-term debt securities. Effective September 8, 2014, this option was closed to new investments.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(p)
Target Retirement Date Funds (the "TRD Funds") – The TRD Funds are daily valued separate accounts managed by AllianceBernstein.  The investment objective of each TRD Fund is to seek the highest total return (total return includes capital appreciation and income) over time consistent with an appropriate degree of risk, and a specified allocation among various types of assets.  To achieve its investment objective, each TRD Fund invests in a combination of underlying investment funds representing a variety of asset classes (the "Underlying Funds").  A TRD Fund's asset allocation changes over time and is expected to gradually shift from a combination of Underlying Funds that emphasizes investment in stocks to a combination of Underlying Funds that is more conservative and invests in bonds, stocks, and short-term investments.  Approximately 15 years after the target retirement date, the target asset allocation is expected to reach a "landing point" and become static. The suite of Target Retirement Date Funds includes the following:

Target Retirement Income Fund	2025 Target Retirement Date Fund	2050 Target Retirement Date Fund
2005 Target Retirement Date Fund	2030 Target Retirement Date Fund	2055 Target Retirement Date Fund
2010 Target Retirement Date Fund	2035 Target Retirement Date Fund	2060 Target Retirement Date Fund
2015 Target Retirement Date Fund	2040 Target Retirement Date Fund
2020 Target Retirement Date Fund	2045 Target Retirement Date Fund

(q)
Synchrony Stock Fund – The Synchrony Stock Fund was established on November 23, 2015 as a temporary investment option in connection with the Company's one-time offer in 2015 to exchange shares of Synchrony Financial common stock for shares of GE common stock.  The Synchrony Stock Fund is expected to invest at least 95% of its assets in Synchrony Financial common stock, with the remainder held in cash or cash equivalents to provide for the Synchrony Stock Fund's estimated liquidity needs.  This fund is closed to new investments and the terms of the Plan require that the Synchrony Stock Fund be liquidated as soon as reasonably practicable following the one-year anniversary of its establishment.  Upon liquidation, the Synchrony Stock Fund will be eliminated.

The GE Stock Fund, Income Fund, U.S Equity Fund, International Fund, Small-Cap Fund, Strategic Investment Fund, Index Funds, ST Interest Fund, Money Market Fund, U.S. Bond Fund, the TRD Funds and the Synchrony Stock Fund are collectively referred to herein as the "Funds".
The Income Fund, U.S. Equity Fund, International Fund, Small-Cap Fund and Strategic Investment Fund are registered investment companies subject to specific disclosure and other requirements.  The following Plan information is available to participants and eligible employees upon request or may be obtained online at the Plan's website: audited financial statements and prospectuses or other disclosure documents of the registered investment companies; fund profiles for the GE Stock Fund, ST Interest Fund, Money Market Fund, U.S. Bond Fund, Index Funds, TRD Funds and the Synchrony Stock Fund; and the GE Retirement Savings Plan Supplemental Information document containing certain information regarding all Funds. Certain of the above documents comprising this Plan information are also affirmatively provided to participants and eligible employees in compliance with the requirements of the Department of Labor.
The Plan permits participants to invest compensation on which income taxes have and have not been paid ("after-tax" and "pre-tax", respectively).  The United States Internal Revenue Code ("IRC") limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $18,000 and $17,500 in 2015 and 2014, respectively. For participants who were at least age 50 during the year, the limit was generally $24,000 and $23,000 in 2015 and 2014, respectively. The Plan also permits participants to make Roth contributions, which are combined with pre-tax contributions for purposes of these limits.
Participants may switch their investment balances (including rebalancing) up to 12 times each quarter.  Restrictions on such switches include a prohibition against switching balances into the U.S. Bond Fund and the Synchrony Stock Fund and certain restrictions on a participant's ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Employer Contributions
The Plan generally provides for employer matching contributions of 50% of employees' contributions of up to 7% of their earnings, that is, a 3.5% maximum matching contribution.  For certain eligible employees, whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees' contributions of up to 8% of earnings, that is, a 4% maximum matching contribution.
Certain eligible salaried employees (whose first day of work is on or after January 1, 2011) and certain eligible production employees (whose first day of work is on or after January 1, 2012) also receive a Company Retirement Contribution generally equal to 3% of their earnings, irrespective of any employee contributions.  Those production employees may also be eligible for an Additional Company Retirement Contribution ("ACRC") equal to $600 per year credited in the following January and a one-time additional $300 for a total of $900 credited in January 2016.  Hereinafter, the Company Retirement Contribution and the ACRC shall be referred to collectively as "Company Retirement Contributions" ("CRCs").  The CRCs are in addition to the employer matching contribution.  A participant who does not have a regular investment election on file will be electing to invest the CRCs in the TRD Fund consistent with the participant's age.
Effective January 1, 2014, the Plan was amended to automatically enroll current and newly hired non-union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings as electing to contribute 8% of eligible pay as pre-tax contributions. This election entitles these employees to the maximum 4% matching contribution. A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant's age. These elections can be changed at any time before or after the employee is automatically enrolled.

Rollovers and Transfers from Other Qualifying Plans
Subject to Company approval, participants may elect to rollover amounts from other qualifying plans or arrangements in accordance with the IRC.  For the years ended December 31, 2015 and 2014, transfers from other qualifying plans or arrangements were $85.7 million and $81.6 million, respectively, and are included in employee contributions in the statements of changes in net assets available for plan benefits.
Withdrawals
Subject to certain limitations prescribed by the Plan and the IRC, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments.  Currently, employed participants may make up to seven withdrawals per year and certain hardship withdrawals from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for withdrawal during employment). Partial payments on termination are generally limited to four per year and a minimum of $500.
Notes Receivable from Participants
The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for loans).  Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of 50% of that participant's available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The term of any loan is up to 4.5 years unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible.  The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody's Investors Service.  Prior to December 2009, the interest rates of individual loans were fixed for the shorter of the term of the loan or five years. Effective December 2009, the interest rates for new loans are fixed for the term of the loan.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check, or other such methods as may be required.  Participants may repay the entire principal amount with written notice and without penalty.  Effective October 1, 2015, partial prepayments in amounts not less than the regular repayment amount are permissible without penalty and without re-amortization of the remaining principal amount.  A participant may have no more than two outstanding loans from the Plan at any time.
In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of the default as ordinary income.
Participant Accounts
Each participant's account is credited with the participant's contributions and CRCs (as applicable) and allocation of (a) employer matching contributions and (b) investment results.  The benefit to which a participant is entitled is the value of the participant's vested account.
Vesting
Participants are fully vested in their employee contributions, employer matching contributions and related investment results. Participants receiving CRCs and related earnings generally become vested in those amounts once the participant completes three years of service.
In connection with the Company's April 10, 2015 announcement of its plan to dispose of a predominant share of General Electric Capital Corporation and its subsidiaries, the Plan was amended to provide earlier vesting to certain participants who experience a layoff in connection with that plan.
Forfeitures
During 2015 and 2014, forfeitures of approximately $10.0 million and $8.3 million, respectively, were used to reduce employer contributions in accordance with the terms of the Plan.
Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA.  If the Plan is terminated, each participant's interest will be payable in full according to the Plan provisions.  The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.
Administrative and Investment Advisory Costs
Administrative costs of the Plan and investment advisory costs for the GE Stock Fund, ST Interest Fund, the Money Market Fund and the Synchrony Stock Fund are generally borne by the Company.  For the registered investment companies, the Index Funds, and the TRD Funds, investment advisers receive a management fee for providing investment advisory services.  These management fees are reflected in interest and dividend income for the registered investment companies and in net appreciation in fair value of investments for the Index Funds and TRD Funds on the statements of changes in net assets available for plan benefits.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(2)            Summary of Significant Accounting Policies
(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
(b)	Investments
Plan investments are reported at fair value. See notes 3 and 4 for additional information.
Investment transactions are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is earned from settlement date and recognized on the accrual basis.  The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.
All portfolio securities of the Money Market Fund and any short-term money market instruments held by the ST Interest Fund with remaining maturities of sixty days or less at the time of purchase are valued on the basis of amortized cost, which approximates fair value.
More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the documents described above under "Employee Contributions and Investment Options" in note 1.
(c)	Fair Value Measurements
For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The Company maintains policies and procedures to value investments using the best and most relevant data available. In addition, the Company retains independent pricing vendors to assist in valuing certain investments.

The following section describes the valuation methodologies used to measure investments at fair value.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1.  Level 1 securities include GE common stock, Synchrony Financial common stock, registered investment companies, certain short-term money market instruments, and U.S. Savings Bonds.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

The Plan's ownership in the collective funds is carried at fair value based on the investment's net asset value per unit and is included in Level 2.

When quoted market prices are unobservable, pricing information is obtained from an independent pricing vendor.  The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use.  The inputs and assumptions to the model of the pricing vendor are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data.  Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing.  The pricing vendor considers available market observable inputs in determining the evaluation for a security.  Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information.  These investments are included in Level 2 and primarily comprise securities in the ST Interest Fund.

The Money Market Fund securities are typically valued on the basis of amortized cost which approximates fair value and these are included in Level 2. If it is determined that amortized cost does not approximate fair value, securities may be valued based on dealer supplied valuations or quotations.  In these infrequent circumstances, the pricing service may provide the Plan with valuations that are based on significant unobservable inputs, and in those circumstances, the investment securities are classified in Level 3.

Plan securities that are valued using techniques other than market quotations, particularly securities that are "fair valued," are subject to valuation risk.  The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.

Annually, the Company conducts a review of the Plan's primary pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable as defined in the standard. While the Company is not provided access to proprietary models of the vendor, the Company's review has included on-site walkthroughs of pricing processes, methodologies and control procedures for each asset class for which prices were provided. The Company's review also includes an examination of the underlying inputs and assumptions for a sample of individual securities across asset classes, credit rating levels and various durations. The Company believes that the prices received from the pricing vendor are representative of prices that would be received to sell the assets at the measurement date (exit price).

The Plan may use non-binding broker quotes as its primary basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics.  The Company has not adjusted the prices obtained from the brokers. Investment securities priced using non-binding broker quotes are included in Level 3.  As is the case with the primary pricing vendor, third-party brokers do not provide access to their proprietary valuation models, inputs and assumptions.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(d)	Notes Receivable from Participants
Loans to participants are recorded at the outstanding principal balance plus accrued interest.
(e)	Participant Withdrawals
Participant withdrawals are recorded when paid.  Included in participant withdrawals are GE common stock cash dividends paid to participants of approximately $39.7 million and $41.8 million during 2015 and 2014, respectively.
(f)	Management Estimates and Assumptions
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(3)	Investments

	A summary of the fair value of the Plan's investments at December 31, 2015 and 2014 follows.

		2015	2014

		(in thousands)
	Common Stock:
	GE Common Stock	$11,046,325	$9,611,376
	Synchrony Financial Common Stock	19,240	—
	Total Common Stock	11,065,565	9,611,376
	Registered Investment Companies:
	GE RSP Income Fund	1,856,666	1,953,643
	GE RSP U.S. Equity Fund	3,496,467	3,856,381
	GE Institutional International Equity Fund	1,151,000	1,182,034
	GE Institutional Small-Cap Equity Fund	1,101,531	1,233,143
	GE Institutional Strategic Investment Fund	595,930	621,420
	Total Registered Investment Companies	8,201,594	8,846,621

	Collective Funds:(a)
	Non-U.S. Equity Index Fund	844,833	715,180
	U.S. Aggregate Bond Index Fund	645,596	526,829
	U.S. Large-Cap Equity Index Fund	3,115,340	2,831,061
	U.S. Mid-Cap Equity Index Fund	902,028	787,681
	U.S. Small-Cap Equity Index Fund	576,135	511,499
	U.S. Treasury Inflation-Protected Securities Index Fund	281,070	264,210
	Total Collective Funds	6,365,002	5,636,460

	Other Investments:(a)
	Short-Term Money Market Instruments	326,215	310,200
	U.S. Treasury and U.S. Government Agency Debt Obligations	1,750,514	1,801,151
	Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities	380,059	221,777
	U.S. Savings Bonds	67,413	90,237
	Total Other Investments	2,524,201	2,423,365

	Total investments at fair value	$28,156,362	$26,517,822

	(a)	Target Retirement Date Funds are separate accounts that invest in a combination of Index Funds and the Money Market Fund representing a variety of asset classes. See Note 1(p).

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the statements of net assets available for plan benefits.  The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the GE Stock Fund, the Synchrony Stock Fund and the U.S. Bond Fund, which primarily invest in securities of a single issuer.
Investments other than the GE Stock Fund, the Money Market Fund, the Synchrony Stock Fund and the U.S. Bond Fund may use various financial instruments such as options and futures, commonly referred to as derivatives, as a substitute for taking a long or a short position in an underlying asset, to increase returns, or as part of a hedging strategy.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(4)	Fair Value Measurements
	The Plan's investments measured at fair value on a recurring basis at December 31, 2015 follow.

	Level 1		Level 2	Level 3	Total

	(in thousands)

	Common Stock	$11,065,565	$—	$—	$11,065,565
	Registered Investment Companies	8,201,594	—	—	8,201,594
	Collective Funds	—	6,365,002	—	6,365,002
	Other Investments:
	Short-Term Money Market Instruments	1,117	325,098	—	326,215
	U.S. Treasury and U.S. Government Agency Debt Obligations	—	1,750,514	—	1,750,514
	Commercial Mortgage-Backed, Corporate Notes and
	Asset-Backed Securities	—	380,059	—	380,059
	U.S. Savings Bonds	67,413	—	—	67,413
	Total Other Investments	68,530	2,455,671	—	2,524,201
	Total investments at fair value	$19,335,689	$8,820,673	$—	$28,156,362

	The Plan's investments measured at fair value on a recurring basis at December 31, 2014 follow.

	Level 1		Level 2	Level 3	Total

	(in thousands)

	Common Stock	$9,611,376	$—	$—	$9,611,376
	Registered Investment Companies	8,846,621	—	—	8,846,621
	Collective Funds	—	5,636,460	—	5,636,460
	Other Investments:
	Short-Term Money Market Instruments	53,942	256,258	—	310,200
	U.S. Treasury and U.S. Government Agency Debt Obligations	—	1,801,151	—	1,801,151
	Commercial Mortgage-Backed, Corporate Notes and
	Asset-Backed Securities	—	221,777	—	221,777
	U.S. Savings Bonds	90,237	—	—	90,237
	Total Other Investments	144,179	2,279,186	—	2,423,365
	Total investments at fair value	$18,602,176	$7,915,646	$—	$26,517,822

Transfers into and out of levels are considered to occur at the beginning of the period. There were no transfers between level one and level two during the years ended December 31, 2015 and 2014.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

 (5)            Related Party Transactions (Parties-in-Interest)

The Plan's recordkeeper, trustees, investment advisors and custodians described in Note 1, as well as the Company and Plan participants, are each a "party in interest" to the Plan as defined by ERISA.  Parties in interest to the Plan are noted in the Schedule H, Line 4i - schedule of assets.  Any fees paid by the Plan with respect to those or other transactions are described in the GE Retirement Savings Plan Supplemental Information document.  KPMG LLP, the auditor of the Plan's financial statements, is also a party in interest.

 (6)            Tax Status

The Internal Revenue Service has notified the Company by a letter dated April 24, 2014, that the Plan is qualified under the appropriate sections of the IRC and that the related trust is tax-exempt.  Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan's current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution, the Company's matching contribution, and CRCs are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations.  These amounts and any investment results may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  For the years ended December 31, 2015 and 2014, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(7)            Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 15, 2016, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

Effective January 1, 2016, the Plan was amended to automatically enroll current and newly hired union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings as electing to contribute 2% of eligible pay as pre-tax contributions. This election entitles these employees to a 1% matching contribution. A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant's age. These elections can be changed at any time before or after the employee is automatically enrolled.

On March 30, 2016, GE and State Street Corporation announced an agreement for State Street to acquire GEAM.  The investment objectives and policies of the funds will not change as a result of this transaction.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(8)	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until a distributable event occurs and they are offset against plan assets.

A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2015	2014
	(in thousands)

Total investments per financial statements	$28,156,362	$26,517,822

Total notes receivable per financial statements	435,736	434,171
Deemed distributions	(9,282)	(9,162)
Total notes receivable per Form 5500	426,454	425,009

Total investments per Form 5500	$28,582,816	$26,942,831

A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2015	2014
	(in thousands)

Total deductions from net assets per financial statements	$2,343,184	$2,135,958
Deemed distributions offset against plan assets	(2,370)	(2,330)
New deemed distributions	2,490	2,743
Total expenses per Form 5500	$2,343,304	$2,136,371

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)*
As of December 31, 2015

Description		Shares	Fair Value
Corporate Stocks - Common
GE Common Stock		354,617,188	$11,046,325,391	(g)
Synchrony Financial Common Stock		632,679	19,239,768
Total Common Stock			11,065,565,159

Registered Investment Companies
GE RSP Income Fund		163,438,857	1,856,665,420	(b) (g)
GE RSP U.S. Equity Fund		73,470,631	3,496,467,341	(b) (g)
GE Institutional International Equity Fund		97,957,473	1,151,000,308	(b) (g)
GE Institutional Small-Cap Equity Fund		70,116,555	1,101,531,084	(b) (g)
GE Institutional Strategic Investment Fund		52,137,381	595,930,269	(b) (g)
Total Registered Investment Companies			8,201,594,422

Collective Funds
Non-U.S. Equity Index Fund			844,833,545
U.S. Aggregate Bond Index Fund			645,596,009
U.S. Large-Cap Equity Index Fund			3,115,339,870
U.S. Mid-Cap Equity Index Fund			902,027,992
U.S. Small-Cap Equity Index Fund			576,134,517
U.S. Treasury Inflation-Protected Securities Index Fund			281,069,727
Total Collective Funds			6,365,001,660

Other Investments
	Rate of Interest	Maturity	Fair Value
Short-Term Money Market Instruments
BNP Paribas Tri Party Repo	0.290%	01/04/2016	$105,000,000
BNP Paribas Tri Party Repo	0.300	01/04/2016	65,000,000
Merrill Lynch Tri Party Repo	0.290	01/04/2016	58,459,000
TD Securities USA Tri Party Repo	0.320	01/04/2016	90,000,000
State Street Treasury Plus Fund	0.170	12/31/2030	6,639,573	(c) (g) (i)
Fidelity Institutional Money Market Government Portfolio - Class I			1,116,828	(a) (g)
Total Short-Term Money Market Instruments			326,215,401

U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Farm Credit Banks	0.090%	01/19/2016	3,799,829	(c)
Federal Farm Credit Banks	0.180	01/21/2016	1,399,860	(c)
Federal Farm Credit Banks	0.180	01/25/2016	1,499,820	(c)
Federal Farm Credit Banks	0.180	01/28/2016	2,499,663	(c)
Federal Farm Credit Banks	0.239	01/05/2016	7,000,000	(d)
Federal Farm Credit Banks	0.277	09/09/2016	4,800,048	(d)
Federal Farm Credit Banks	0.271	01/11/2016	8,000,000	(d)
Federal Farm Credit Banks	0.320	02/18/2016	8,999,895	(d)
Federal Farm Credit Banks	0.412	10/26/2016	8,800,000	(d)
Federal Home Loan Mortgage Corp	0.402	01/25/2016	10,800,000	(d)
Federal Home Loan Mortgage Corp	0.368	06/24/2016	27,000,000	(d)
Federal Home Loan Mortgage Corp	0.226	07/08/2016	13,000,000	(d)
Federal Home Loan Mortgage Corp	0.281	07/15/2016	21,000,000	(d)
Federal Home Loan Mortgage Corp	0.262	08/12/2016	23,600,000	(d)
Federal Home Loan Mortgage Corp	0.392	09/20/2016	12,100,000	(d)
Federal Home Loan Mortgage Corp	0.110	01/04/2016	13,499,882	(c)
Federal Home Loan Mortgage Corp	0.100	01/05/2016	8,899,906	(c)
Federal Home Loan Mortgage Corp	0.110	01/06/2016	59,999,079	(c)
Federal Home Loan Mortgage Corp	0.110	01/08/2016	49,198,948	(c)
Federal Home Loan Mortgage Corp	0.110	01/13/2016	55,997,920	(c)
Federal Home Loan Mortgage Corp	0.120	01/15/2016	46,997,898	(c)
Federal Home Loan Mortgage Corp	0.120	01/27/2016	23,497,912	(c)
Federal Home Loan Mortgage Corp	0.150	01/28/2016	7,299,206	(c)
Federal Home Loan Mortgage Corp	0.170	02/05/2016	19,996,772	(c)
Federal Home Loan Mortgage Corp	0.400	03/23/2016	34,968,271	(c)
Federal Home Loan Mortgage Corp	0.380	03/30/2016	29,972,188	(c)
Federal Home Loan Mortgage Corp	0.390	04/01/2016	34,967,489	(c)
Federal Home Loan Mortgage Corp	0.070	01/04/2016	2,599,979	(c)
Federal Home Loan Mortgage Corp	0.120	01/07/2016	29,999,400	(c)
Federal Home Loan Mortgage Corp	0.230	01/08/2016	9,999,553	(c)
Federal Home Loan Mortgage Corp	0.230	01/13/2016	9,999,233	(c)
Federal Home Loan Mortgage Corp	0.090	01/14/2016	36,198,824	(c)
Federal Home Loan Mortgage Corp	0.090	01/15/2016	23,148,659	(c)
Federal Home Loan Mortgage Corp	0.090	01/20/2016	42,697,958	(c)

See accompanying notes to schedule of assets on page 24.

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)*
As of December 31, 2015

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value
U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Home Loan Mortgage Corp	0.070%	01/25/2016	$2,599,879	(c)
Federal Home Loan Mortgage Corp	0.180	02/09/2016	12,247,678	(c)
Federal Home Loan Mortgage Corp	0.140	02/11/2016	13,097,986	(c)
Federal Home Loan Mortgage Corp	0.200	02/17/2016	21,994,256	(c)
Federal Home Loan Mortgage Corp	0.270	02/26/2016	27,588,451	(c)
Federal Home Loan Mortgage Corp	0.150	03/04/2016	10,697,191	(c)
Federal Home Loan Mortgage Corp	0.440	03/08/2016	15,987,196	(c)
Federal Home Loan Mortgage Corp	0.230	03/09/2016	35,884,403	(c)
Federal Home Loan Mortgage Corp	0.280	03/14/2016	17,590,007	(c)
Federal Home Loan Mortgage Corp	0.460	04/11/2016	15,979,800	(c)
Federal Home Loan Mortgage Corp	0.296	08/17/2016	13,500,000	(d)
Federal Home Loan Mortgage Corp	0.373	08/24/2016	14,250,000	(d)
Federal Home Loan Mortgage Corp	7.000	11/01/2031	22,809
Federal Home Loan Mortgage Corp	7.000	04/01/2032	331,539
Federal Home Loan Mortgage Corp	7.000	04/01/2032	243,532
Federal Home Loan Mortgage Corp	7.000	06/01/2032	42,145
Federal Home Loan Mortgage Corp	7.500	01/01/2027	19,340
Federal Home Loan Mortgage Corp	7.000	04/01/2036	169,929
Federal Home Loan Mortgage Corp	8.500	03/01/2027	6,097
Federal Home Loan Mortgage Corp	8.000	05/01/2031	25,888
Federal Home Loan Mortgage Corp	7.500	01/01/2027	158,188
Federal Home Loan Mortgage Corp	1.281	12/15/2031	564,825	(d)
Federal Home Loan Mortgage Corp	9.250	12/01/2016	3,227
Federal National Mortgage Assoc.	0.090	01/06/2016	15,399,808
Federal National Mortgage Assoc.	0.090	01/08/2016	9,899,827
Federal National Mortgage Assoc.	0.080	01/13/2016	5,599,854
Federal National Mortgage Assoc.	0.080	01/20/2016	11,899,498
Federal National Mortgage Assoc.	0.060	01/27/2016	2,499,892
Federal National Mortgage Assoc.	0.070	02/03/2016	3,649,783
Federal National Mortgage Assoc.	0.150	02/17/2016	6,998,629
Federal National Mortgage Assoc.	0.200	02/24/2016	10,246,925
Federal National Mortgage Assoc.	0.410	03/16/2016	11,990,000
Federal National Mortgage Assoc.	0.360	03/23/2016	27,977,678
Federal National Mortgage Assoc.	0.340	03/30/2016	5,995,031
Federal National Mortgage Assoc.	0.390	04/06/2016	16,982,773
Federal National Mortgage Assoc.	7.500	05/01/2026	10,166
Federal National Mortgage Assoc.	7.500	01/01/2025	99,540
Federal National Mortgage Assoc.	7.500	11/01/2021	14,489
Federal National Mortgage Assoc.	7.000	03/01/2029	46,628
Federal National Mortgage Assoc.	2.406	07/01/2033	771,333	(d)
Federal National Mortgage Assoc.	7.500	02/01/2031	114,303
Federal National Mortgage Assoc.	7.500	04/01/2016	670
Federal National Mortgage Assoc.	7.000	06/01/2031	14,728
Federal National Mortgage Assoc.	7.500	07/01/2027	37,572
Federal National Mortgage Assoc.	7.000	10/01/2031	249,364
Federal National Mortgage Assoc.	7.500	04/01/2032	73,308
Federal National Mortgage Assoc.	7.000	02/01/2017	10,799
Federal National Mortgage Assoc.	7.000	03/01/2017	6,942
Federal National Mortgage Assoc.	7.000	03/01/2017	3,199
Federal National Mortgage Assoc.	8.500	08/01/2030	11,561
Federal National Mortgage Assoc.	8.000	05/01/2032	26,817
Federal National Mortgage Assoc.	7.000	04/01/2017	4,021
Federal National Mortgage Assoc.	7.500	06/01/2032	80,951
Federal National Mortgage Assoc.	7.000	04/01/2017	5,917
Federal National Mortgage Assoc.	7.000	03/01/2017	8,321
Federal National Mortgage Assoc.	7.000	05/01/2017	13,228
Federal National Mortgage Assoc.	8.000	03/01/2032	74,127
Federal National Mortgage Assoc.	7.000	07/01/2017	14,795
Federal National Mortgage Assoc.	7.000	07/01/2017	23,485
Federal National Mortgage Assoc.	2.702	06/01/2033	317,647	(d)
Federal National Mortgage Assoc.	2.866	06/01/2033	142,628	(d)
Federal National Mortgage Assoc.	9.500	09/01/2021	4,959
Federal National Mortgage Assoc.	7.000	05/01/2017	13,728
Federal National Mortgage Assoc.	0.100	05/25/2018	1,276	(d) (e)
Federal National Mortgage Assoc.	4.500	02/25/2040	3,664,018
Federal National Mortgage Assoc.	7.500	10/01/2030	24,931
Federal National Mortgage Assoc.	2.512	12/01/2032	315,559	(d)

See accompanying notes to schedule of assets on page 24.

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)*
As of December 31, 2015

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value
U.S. Treasury and U.S. Government Agency Debt Obligations
Federal National Mortgage Assoc.	1.913%	05/01/2033	$657,432	(d)
Federal National Mortgage Assoc.	2.165	06/01/2033	854,192	(d)
Federal National Mortgage Assoc.	2.192	05/01/2033	43,043	(d)
Federal National Mortgage Assoc.	2.515	06/01/2033	5,766	(d)
Federal National Mortgage Assoc.	2.379	06/01/2033	714,356	(d)
Federal National Mortgage Assoc.	7.000	04/01/2033	117,679
Federal National Mortgage Assoc.	7.500	04/01/2033	46,854
Federal National Mortgage Assoc.	2.338	07/01/2033	590,057	(d)
Federal National Mortgage Assoc.	7.500	11/01/2033	26,566
Federal National Mortgage Assoc.	8.000	11/01/2033	32,433
Federal National Mortgage Assoc.	7.000	11/01/2033	246,467
Federal National Mortgage Assoc.	7.500	03/01/2034	161,730
Federal National Mortgage Assoc.	7.000	03/01/2034	19,610
Federal National Mortgage Assoc.	7.000	06/01/2034	39,120
Federal National Mortgage Assoc.	7.500	05/01/2034	57,102
Federal National Mortgage Assoc.	8.500	08/01/2029	38,858
Federal National Mortgage Assoc.	7.000	01/01/2035	142,624
Federal National Mortgage Assoc.	7.000	01/01/2036	244,933
Federal National Mortgage Assoc.	7.000	05/01/2035	83,487
Federal National Mortgage Assoc.	7.000	05/01/2035	217,005
Federal National Mortgage Assoc.	7.000	04/01/2036	107,410
Federal National Mortgage Assoc.	2.935	06/01/2044	52,761,903	(d)
Government National Mortgage Assoc.	7.000	05/15/2032	115,496
Government National Mortgage Assoc.	7.000	11/15/2032	40,132
Government National Mortgage Assoc.	7.000	03/15/2031	79,230
Government National Mortgage Assoc.	7.500	05/15/2031	38,118
Government National Mortgage Assoc.	7.500	03/15/2031	14,285
Government National Mortgage Assoc.	7.500	01/15/2031	165,847
Government National Mortgage Assoc.	7.500	01/15/2031	44,855
Government National Mortgage Assoc.	7.500	09/15/2031	151,682
Government National Mortgage Assoc.	7.500	07/15/2031	97,934
Government National Mortgage Assoc.	9.000	11/15/2017	4,574
Government National Mortgage Assoc.	7.000	12/15/2018	25,688
Government National Mortgage Assoc.	7.500	12/15/2018	68,194
Government National Mortgage Assoc.	7.000	11/15/2023	146,703
U.S. Treasury Bills	0.060	01/07/2016	65,999,494
U.S. Treasury Bills	0.120	02/04/2016	49,994,554	(c)
U.S. Treasury Bills	0.070	01/14/2016	99,997,431	(c)
U.S. Treasury Bills	0.060	01/21/2016	9,999,944	(c)
U.S. Treasury Bills	0.140	02/11/2016	49,992,313	(c)
U.S. Treasury Bills	0.150	02/18/2016	49,990,333	(c)
U.S. Treasury Bills	0.140	02/25/2016	37,991,872	(c)
U.S. Treasury Notes	2.500	02/15/2045	3,246,609
U.S. Treasury Notes	0.500	04/30/2017	144,527,998
U.S. Treasury Notes	2.000	08/15/2025	19,487,980
U.S. Treasury Notes	0.875	10/15/2018	52,127,536
U.S. Treasury Notes	1.375	10/31/2020	21,363,233
U.S. Treasury Notes	1.875	10/31/2022	11,312,195	(f)
U.S. Treasury Notes	0.625	09/30/2017	43,697,764
Total U.S. Treasury and U.S. Government Agency Debt Obligations			1,750,513,887

Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
Abengoa Finance	8.875	11/01/2017	147,500	(h)
Abengoa Finance	7.750	02/01/2020	138,750	(h)
Abengoa Greenfield	6.500	10/01/2019	110,000	(h)
Actavis Funding SCS	2.350	03/12/2018	10,011,990
American Express	2.375	05/26/2020	9,927,230
Anadarko Petrolium Corp	6.375	09/15/2017	524,301
Anheuser Busch	1.250	01/17/2018	990,651
Apple Inc	2.850	05/06/2021	5,122,810
ATT Inc	1.700	06/01/2017	2,005,480
Bank of America NA	1.750	06/05/2018	9,943,780
Baxalta Inc	2.000	06/22/2018	7,918,024	(h)
BHMS Mortgage	1.769	07/05/2033	25,002,445	(d) (h)
Capital One NA	2.350	08/17/2018	2,505,153
CCO Safari II LLC	3.579	07/23/2020	2,485,680	(h)
CD Commercial Mtg	5.366	12/11/2049	8,165,089	(d)
Celgene Corp	2.125	08/15/2018	7,001,659
Chevron Corp	1.961	03/03/2020	4,929,145

See accompanying notes to schedule of assets on page 24.

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)*
As of December 31, 2015

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
Citigroup Commercial Mtg	1.081%	06/15/2033	$36,615,396	(d) (h)
Citigroup Commercial Mtg	1.381	06/15/2033	27,356,151	(d) (h)
Citigroup Inc	2.050	12/07/2018	4,973,480
Comcast Corp	5.700	05/15/2018	1,093,193
Comm Mtg Trust	1.201	06/11/2027	49,419,815	(d) (h)
CVS Health Corp	1.900	07/20/2018	6,996,395
Danaher Corp	1.650	09/15/2018	6,997,200
Directtv Holdings	1.750	01/15/2018	498,060
Discoverer Bank	2.600	11/13/2018	2,498,508
Eastman Chemical	2.400	06/01/2017	1,005,496
Energy Transfer Partners	2.500	06/15/2018	4,787,625
Freeport Mcmoran Inc	2.150	03/01/2017	915,000
General Motors Co	3.500	10/02/2018	3,030,120
General Motors Co	3.200	07/13/2020	4,923,005
Gilead Sciences Inc	1.850	09/04/2018	7,031,808
Hintington National bank	2.200	11/06/2018	4,986,820
ING Bank NV	2.450	03/16/2020	9,972,590	(h)
Invitation Homes Trust	1.451	09/17/2031	7,361,163	(d) (h)
JP Morgan	5.565	04/15/2043	7,025,555	(d)
JP Morgan	5.953	02/15/2051	17,998,960	(d)
Kraft Heinz	2.000	07/02/2018	9,964,260	(h)
Lockheed Martin Corp	1.850	11/23/2018	4,991,815
Mcdonald Corp	2.100	12/07/2018	5,004,070
Medtronic Inc	1.375	04/01/2018	994,796
Morgan Stanley	5.783	10/15/2042	4,002,904	(d)
Oracle Corp	1.200	10/15/2017	1,000,580
Pepsico Inc	1.250	04/30/2018	498,208
Pepsico Inc	1.000	10/13/2017	4,974,355
Philip Morris Intl	1.250	08/11/2017	8,012,352
Rio Tinto Fin	1.625	08/21/2017	492,848
Shell International Fin	1.625	11/10/2018	4,973,260
Tech Resources Ltd	2.500	02/01/2018	380,000
Toronto Dominion Bank	1.750	07/23/2018	4,993,545
Unitedhealth Group Inc	1.900	07/16/2018	10,032,240
Vendee Mtg	0.127	10/15/2026	65,996	(d) (e)
Verizon Communications	1.350	06/09/2017	1,994,306
Volkswagen Group	2.400	05/22/2020	4,682,260	(h)
Wachovia Bank	5.660	04/15/2047	9,091,099	(d)
Walt Disney	1.100	12/01/2017	996,931
Zimmer Biomet Holdings	2.000	04/01/2018	496,973
Total Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities			380,058,825

U.S. Savings Bonds		Units	Fair Value
1984 U.S. SAVINGS BOND EE SERIES		6	$1,384
1985 U.S. SAVINGS BOND EE SERIES		24	5,535
1986 U.S. SAVINGS BOND EE SERIES		26,567	5,851,826
1987 U.S. SAVINGS BOND EE SERIES		27,285	5,277,015
1988 U.S. SAVINGS BOND EE SERIES		30,247	5,624,793
1989 U.S. SAVINGS BOND EE SERIES		42,345	7,568,165
1990 U.S. SAVINGS BOND EE SERIES		43,699	7,502,676
1991 U.S. SAVINGS BOND EE SERIES		44,491	7,348,204
1992 U.S. SAVINGS BOND EE SERIES		65,693	10,416,913
1993 U.S. SAVINGS BOND EE SERIES		44,230	5,624,045
1994 U.S. SAVINGS BOND EE SERIES		37,658	4,414,595
1995 U.S. SAVINGS BOND EE SERIES		11,229	1,243,390
1996 U.S. SAVINGS BOND EE SERIES		72	7,371
1997 U.S. SAVINGS BOND EE SERIES		106	10,792
1998 U.S. SAVINGS BOND EE SERIES		177	17,784
1999 U.S. SAVINGS BOND EE SERIES		321	25,777
2000 U.S. SAVINGS BOND EE SERIES		405	30,911
2001 U.S. SAVINGS BOND EE SERIES		545	39,462
2002 U.S. SAVINGS BOND EE SERIES		570	39,493
2003 U.S. SAVINGS BOND EE SERIES		1,046	70,090
2004 U.S. SAVINGS BOND EE SERIES		1,530	99,573
2005 U.S. SAVINGS BOND EE SERIES		1,830	126,700
2006 U.S. SAVINGS BOND EE SERIES		2,645	183,862
2007 U.S. SAVINGS BOND EE SERIES		4,094	272,382
2008 U.S. SAVINGS BOND EE SERIES		4,636	268,060
2009 U.S. SAVINGS BOND EE SERIES		7,804	414,692

See accompanying notes to schedule of assets on page 24.

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)*
As of December 31, 2015

Other Investments, continued
Description		Units	Fair Value
U.S. Savings Bonds
2010 U.S. SAVINGS BOND EE SERIES		12,307	$658,930
2011 U.S. SAVINGS BOND EE SERIES		11,002	570,710
2012 U.S. SAVINGS BOND EE SERIES		10,868	553,866
2013 U.S. SAVINGS BOND EE SERIES		16,632	834,556
2014 U.S. SAVINGS BOND EE SERIES		18,358	921,605
2015 U.S. SAVINGS BOND EE SERIES		27,748	1,387,400
Total U.S. Savings Bonds			67,412,557

Total Other Investments			2,524,200,670

Total Investments			28,156,361,911

Notes Receivable from Participants	Rate of Interest	Maturity	Fair Value

Various (74,761 notes receivable)	3.84 - 9.26%	1 month - 15 years	$426,454,421	(g)

Total Notes Receivable from Participants			426,454,421

Total Assets (Held at End of Year)			$28,582,816,332

See accompanying Report of Independent Registered Public Accounting Firm.

See accompanying notes to schedule of assets on page 24.

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)*
As of December 31, 2015

Notes to Schedule of Assets:

(a)	Funds managed by an affiliate of Fidelity Management Trust Company (FMTC).
(b)	Funds managed by GEAM, a wholly owned subsidiary of the Company.
(c)	Coupon amount represents effective yield.
(d)	Variable or floating rate of security. The stated rate represents the rate at December 31, 2015.
(e)
Interest only security. These securities represent the right to receive the monthly interest payments on an underlying pool of mortgages. Payments of principal on the pool reduce the value of the "interest only" holding.

(f)	At December 31, 2015, a portion of this security was pledged to cover collateral requirements for futures.
(g)	Represents a party-in-interest to the Plan.
(h)
Pursuant to Rule 144A of the Securities Act of 1933, as amended, these securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2015, these securities amounted to $181,174,034 or 24.13% of the net assets of the GE RSP Short Term Interest Fund. These securities have been determined to be liquid using procedures established by the Fund's Board of Trustees.

(i)	Sponsored by SSgA Funds Management, Inc., an affiliate of State Street Bank & Trust Co., the Fund's sub-administrator, custodian and accounting agent.

*	Cost omitted for participant directed investments.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Retirement Savings Plan
June 15, 2016	/s/ Jan R. Hauser
Date	Jan R. Hauser Vice President and Controller General Electric Company